As filed with the Securities and Exchange Commission on August 29, 2003.



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

 In the Matter of                                              CERTIFICATE
  Cinergy Corp.                                                    OF
 File No. 70-10015                                             NOTIFICATION

 (Public Utility Holding Company Act of 1935)


         With reference to the transactions proposed in the Application-Declaration on Form U-1, as amended, in the above proceeding filed by Cinergy Corp., a Delaware corporation and a registered holding company ("Cinergy") under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and with reference to the Commission's order dated October 23, 2002 with respect thereto (HCAR No. 27581)(the "Order"), and in particular the periodic reporting requirements set forth therein, Cinergy hereby supplies the following information covering the six month period from January 1, 2003 to and including June 30, 2003 (the "Reporting Period"):

1. Cinergy had four subsidiaries during the Reporting Period (collectively, the "Cinergy IS Subs") that were engaged, directly or indirectly, in the business of providing Infrastructure Services (as defined in the Order):
     Cinergy Supply Network, Inc., a Delaware corporation ("CSN"); Reliant Services, LLC, an Indiana corporation ("Reliant"); MP Acquisition Corp., an Indiana corporation ("Acquisition Sub"); and Miller Pipeline Corporation, an Indiana corporation ("Miller Pipeline"). CSN is a wholly-owned subsidiary of Cinergy, while Cinergy owns 50% of the outstanding voting securities of each of Reliant, Acquisition Sub and Miller Pipeline.

2. Cinergy's aggregate investment in the Cinergy IS Subs at June 30, 2003 was approximately $23.4 million.

3. The following provides information for the Reporting Period concerning any Infrastructure Services provided by any of the Cinergy IS Subs to any associate or affiliate public utility company thereof (all such services were rendered at "cost" (as defined in Rule 91 under the Act) pursuant to and in accordance with the various service agreements approved by the Commission by order dated May 4, 1999 in File No. 70-9449 (HCAR No. 27016)):

Cinergy IS Sub     Associate Utility     Type of Services   Total Amount Billed
Rendering Services  Company Receiving      Rendered           (in thousands)
                      Services


Reliant          The Cincinnati Gas &    Line locating and             $1,006
               Electric Company (CG&E)   meter reading

Reliant          PSI Energy, Inc. (PSI)  Line locating and
                                         meter reading                 $2,008

Reliant        The Union Light, Heat     Line locating and
                 and Power Company       meter reading
                   (ULH&P)                                             $62


Miller Pipeline     CG&E                 Maintenance and
                                         construction services         $4,152

Miller Pipeline     PSI                  Maintenance services          $333


Miller Pipeline     ULH&P                Maintenance services          $1,373




                                                           S I G N A T U R E

         Pursuant to the requirements of the Act, the undersigned company has duly caused this document to be signed on its behalf as of the date indicated below by the undersigned thereunto duly authorized.

Date:  August 29, 2003

                                                     CINERGY CORP.


                                                     By:/s/Wendy L. Aumiller
                                                          Wendy L. Aumiller
                                                          Treasurer